Mail Stop 3561

October 23, 2007

<u>Via U.S. Mail</u>

John D. Olinski
Chief Executive Officer
IndyMac MBS, Inc.
Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A
155 North Lake Avenue
Pasadena, California 91101

Re: Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-132042-11

Dear Mr. Olinski,

We have reviewed your responses to the comments in our letter dated September 10, 2007 and have the following additional comments.

<u>Form 8-K filed on June 14, 2006</u>

1. Please advise as to why the Underwriting Agreement and Pooling and Servicing Agreement were not filed by Form 8-K until June 14, 2006 when the transaction closed on May 22, 2006.

<u>Other</u>

2. We could not locate executed agreements related to your interest rate swap on EDGAR. Please advise.

**   ∗∗   ∗∗   ∗∗**

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any questions.

Sincerely,

Rolaine S. Bancroft
Attorney Advisor

cc: Elissa R. Aaronson, Esq.
        Thacher Proffitt & Wood LLP
        Fax: (212) 912-7751